Sit Investment Associates

Mutual Funds Newsletter

Fall 2009

Annual Shareholder Meeting

Approximately 350 shareholders, directors and staff attended the Sit Mutual Funds annual shareholder luncheon this year at the Edina Country Club on October 19th. Speakers focused on the economy, government policies and politics, and the Funds' investment outlook and equity and fixed income strategies.

Sit Mutual Funds Director Dr. Sidney Jones, a noted economist, said that we have witnessed the end of the United States' great economic expansion -- a 25-year period of robust economic growth from December 1982 to December 2007, with the exception of two short, mild recessions (8 months in 1990-91 and 2000).

During this expansion, we had low inflation, low unemployment, and responsible, stable fiscal monetary policies. He attributes the great expansion to the 80 million baby boomers that drove the economy via consumption, which comprises 70% of the economy. U.S. technology also drove the expansion with 36 of the largest 50 technology companies and 21 of the 28 critical technologies. The U.S. was extremely competitive during this period, with moderate wages and very high productivity. Immigration also boosted the U.S. economy and provided creativity, originality, and a dynamism that no other country could match. Within this period, our defense budget leveled off from 1996 to 1998; economic activity was deregulated; energy and raw materials prices were half the level they were in the early 1970s; and the responsible fiscal policy put in place in 1990 continued through the decade. All these factors combined to generate the basis for the great expansion.

The great economic expansion ended in December 2007, and U.S. fiscal policy is broken. Interest due on our $11.6 trillion national debt, which is expected to reach $20 trillion a decade from now, is fast becoming the largest item in the federal budget. U.S. monetary policy is no longer a matter of trying to influence the cost and availability of credit – it's bailing out those who are big, powerful and influential. Jones believes that symmetrical macro policy, one in which we try to tone down the booms and ameliorate the busts, has become one-dimensional at this point. He also believes the traditional boundary between the public and private sectors has ended: government will be more involved in the planning, monitoring, and controlling of private economic activities.

A major turning point occurred sometime in the last three months when the worst, deepest, and longest recession since the 1930s ended. The recession reached its low point in the first quarter of 2009 (-6.4% annual growth rate). In the second quarter, the federal stimulus began to spread through the economy and the housing industry began to bottom out at an extremely low level (about 80% off its peak). Business investment, which had been plummeting, was still going down but at a slower rate. The economy in the third quarter went into expansion, and third quarter figures will probably show about a +3% growth rate.

Jones warns against optimism. The consumer is far more cautious and trying to de-leverage by paying down personal debt and increasing savings instead of returning to over consuming. Businesses are currently using approximately 70% of their capacity. State and local governments are in severe difficulty because of revenue shortfalls and mandatory spending for recession-related social programs. In addition, Jones believes housing will remain at an extraordinary slow level of growth. While the economic turn in the third quarter should continue at about the same rate in the fourth quarter, the economy will face a difficult test at that point without consumer and business spending boosts and with a slow housing industry. State and local governments' difficulties will continue, and the federal stimulus package will largely be burned off as 2010 proceeds. While a weaker dollar will help exports, they are a small part of the U.S. economy.

Jones said the recovery will not be robust. While financial markets seem to be anticipating a sharp, traditional recovery, the traditional driving forces are lacking. Jones sees a long, slow, erratic recovery, with rising unemployment through 2010, but low inflation. Fortunately, the rest of the world is doing relatively well. For the first time in post-war history, the U.S. will become the beneficiary of the rest of the world's improving economies.

Former Congressman Bill Frenzel, also a Sit Mutual Funds Director, said that it's "business as usual" in Washington with its propensity to overspend, and polarization and partisanship are the order of the day. As usual, the legislative schedule is lagging. Congress spent the better part of the first and second quarters working hard on a stimulus bill, which blocked out other

Continued on page ten.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and President*



Better than expected second quarter earnings drove U.S. capital markets up strongly in the third quarter of 2009. On September 15th, Federal Reserve Chairman Ben Bernanke said that "the recession is very likely over at this point."

U.S. 2Q09 real GDP growth was revised upwards to -0.7% from the second "preliminary" estimate of -1.0% due to upward revisions to nonresidential fixed investment, particularly spending on equipment and software, somewhat higher consumer spending, a narrowing in the net export deficit, and greater government spending.

The average level of real personal consumption expenditures (PCE) for July and August stood 3.2% above the 2Q09 average, suggesting consumer spending will help propel the economy forward during the third quarter. August's PCE surged 1.3% due primarily to a price-induced jump in gasoline sales and an incentive-driven increase in auto sales (Cash for Clunkers), which will not be repeated in September.

The September jobs report was disappointing. The unemployment rate climbed to 9.8% and payrolls fell -263,000, bringing total job losses since December 2007 to 7.2 million.

Residential and commercial real estate problems, worldwide increasing government deficits, limited consumer lending, and protectionism clauses in country stimulus packages may negatively impact global trade, but governments and central banks continue to be unprecidentedly proactive in trying to revive their economies and rescue financial systems. In addition, the significant amount of liquidity in the markets is attempting to stimulate financial transactions and restore confidence in order to generate economic growth. Fairly healthy corporate balance sheets and strong cash flows are also positives.

Most economists estimate the U.S. economy expanded at an annual pace exceeding 3% in 3Q09, but debate focuses on the vigor and staying power of the recovery. We believe that government incentive-driven increases in consumer spending, improving business spending and housing, and inventory rebuilding will result in a moderate rebound in U.S. economic growth in the final two quarters of 2009.

Our 2009 global forecast of -1.0% has been revised up from last quarter's -2.3% forecast, as we believe the worst of the economic downturn is behind us. We believe most regions will no longer be in recession in 2010 and will likely see significant growth, albeit from a low base. Beyond this short-term rebound, we expect global growth to be more subdued in the longer term, as virtually every developed nation is facing massive deficits and other structural issues.

Stock Markets

U.S. stocks have rallied sharply over the past seven months with the S&P 500 Index up +56% from a 12-year low in March. As a result, the price-earnings ratio on the Index has increased to approximately 20 times operating earnings. From a technical standpoint, major equity indices are well above their historical ranges in terms of 6-month price momentum. Therefore, stocks could arguably be considered overvalued or at least ahead of themselves. Nonetheless, a reasonable case can be made which supports this higher valuation level given currently low inflation and accommodative monetary and fiscal policies.

Growth stocks outperformed value stocks across all market capitalizations year-to-date through September, and smaller cap indices outperformed large cap indices. In addition, stocks with high foreign sales outperformed in September due to improving economic growth overseas and a weakening dollar. Nine out of 18 sectors within the broad Russell 3000 Index have outperformed in 2009 through September. Electronic technology and technology services groups led the outperformers. Industrial services, consumer durables and process industries rounded out the top five sectors.

All global equity markets, excluding Japan, had positive returns in September on both a U.S. dollar return and a local currency return basis. The strongest performer this year has been the Latin American region. The U.S. ranked 30th out of 33 world markets at the end of September.

We are maintaining diversified and high quality portfolios. We like the traditional growth sectors of electronic technology, technology services as well as health technology and health services. Despite near-term headwinds, we continue to invest in the secular themes of energy, agricultural commodities and infrastructure.

Bond Markets

U.S. fixed-income markets were up broadly in the third quarter on easing credit market conditions and strong investor demand. Solid interest from overseas investors, along with purchases of Treasury and mortgage-backed securities by the Federal Reserve, buoyed bond prices and kept yields and mortgage rates low.

While the flight to quality of 2008 left a large number of fixed-income securities priced at a fraction of their expected recovery values, significant efforts to provide liquidity as well as improved accounting standards for pricing bonds have finally begun to facilitate the return of fundamental analysis.

Government stimulus programs coupled with the defeat of the Bankruptcy Cramdown Bill, have restarted consumer lending for auto loans and credit cards and increased demand for non-government mortgage securities. However, we believe that we still have not fully returned to a rational or healthy financial system as suggested by investment-grade corporate bond yields remaining at or near their previous record-wide levels.

Strong demand for municipals contributed to the decline of yields on high-grade, tax-exempt bonds to long-term historic lows. The effective supply of high-grade bonds has shrunk considerably over the past year due to less availability of credit enhancement and a shift in issuance to taxable Build America Bonds. Longer-maturity and lower-rated bonds benefited from investors seeking higher yields, which produced a strong price rebound during the third quarter. The tax-exempt yield curve flattened as longer-term yields declined more than shorter-term yields, and credit spreads narrowed substantially. With the decline in high-grade municipal yields, relative valuation comparisons to comparable maturity Treasury securities have returned to their normal range.

We expect the municipal bond market rally to continue through year-end with continued narrowing of yield spreads and the strongest relative performance in longer-duration bonds. Longer-maturity and lower-rated bonds with stable credit outlooks continue to offer attractive yields.

Sit Mutual Funds Performance Summary: Third Quarter 2009

Equities

The sharp rally in stocks continued in the third quarter, which indicated spreading of investor optimism that the worst of the recession has passed.

The question on the minds of many investors is whether the market rally, which began in early March, has perhaps gone too far and too fast, given that a full-fledged economic recovery is not yet a certainty. First, it should be noted that the market bottom on March 9th was exacerbated by "panic" selling in anticipation of a collapse of the entire banking system. A good part of the 50%-plus recovery in stocks was due to the avoidance of this anticipated outcome and economic aftershocks. Second, unlike previous cycles, economies outside the U.S. (most notably China) are leading the economic recovery and are supporting earnings for U.S. corporations. Finally, the unprecedented actions taken by corporations to reduce costs have led to better-than-expected earnings so far in 2009. While the market's advance can largely be explained by these factors, we do, however, expect the equity rally to move into a more challenging phase, as valuations are now back to "normal" levels. To this point, we believe that significant improvements in earnings (the "E" in the P/E) must take over as a key driver of stock prices in the quarters ahead.

With the economy emerging from the worst recessionary conditions in many years, our focus now is on what kind of recovery to expect and what types of stocks and sectors will outperform in this environment. We continue to expect a slow, but gradual, economic recovery through 2010, and we believe maintaining a diversified and high quality portfolio is the appropriate strategy. Our investment team is focused on companies with growing revenues, operating margin leverage, free cash flow, and healthy balance sheets. We believe these are important characteristics in identifying which companies can deliver earnings growth in a slow growth economic environment.

Globally, as was the case last quarter, we prefer investments with exposure to the U.S. and Asia ex-Japan, as we believe these regions will continue to lead the global economy out of the current economic downturn. The U.S. was the first to slow and has been proactive, from the perspective of both monetary and fiscal policy. Asia ex-Japan, specifically China and India, have also used aggressive monetary and fiscal policies to stimulate domestic consumption and growth. The Asian ex-Japan economies are doing quite well and will likely be the first region to withdraw stimulus, but this will be very measured. In Europe, holdings are diversified across an array of sectors that will not only benefit from increased domestic consumption, but also growth in emerging markets. In the recent German election, the public voted for a more conservative government with business-friendly policies. Japan's economy remains in a dire condition with weak domestic consumption and structural issues. The recent change in Japanese party leadership lends some uncertainty to economic growth; therefore investments are comprised of export beneficiaries, consumption plays, and restructuring participants.

Fixed Income

If you exclude the most recent period of wide yield spreads, investment grade corporate bonds are at or near their previously record wides. As the economy stabilizes (albeit at a level of economic activity 15%-20% below its peak), the Federal Reserve is expected to remove excess liquidity. The Fed intends to stop purchasing U.S. Treasury notes by the end of this month. They have already begun to taper their purchases of government agency mortgage securities. The mortgage purchases are expected to end entirely on 3/31/10. The result will be a rise in interest rates.

During the quarter, the Sit U.S. Government Securities Fund produced attractive total returns due to its significant income advantage. The income advantage was generated by attractive returns from older-vintage, high-coupon, U.S. government agency mortgage pass-through securities and collateralized mortgage obligations. Through their Government Sponsored Enterprise Mortgage-Backed Securities Purchase Program, The U.S. Department of the Treasury invested taxpayer dollars into newly originated U.S. government agency mortgage pass-through securities, pushing mortgage securities prices higher in general. We continue to focus on adding to securities that will outperform in an improving economic environment, while minimizing the negative impact of rising interest rates. As bond prices decline, we believe the Sit U.S. Government Securities Fund's investments in older-vintage, higher coupon U.S. government agency mortgage pass-through securities will provide an attractive income advantage as well as exhibit price stability relative to other short-term fixed-income alternatives. This high level of income and stability of principal is a core fundamental focus of the Fund, as has been the case since its inception.

Municipal bond yields continued to decline during the second quarter as the prior year's flight to quality continued to unwind and fund flows remained strong. Yields on long-term high grade municipal bond yields declined to their calendar year-to-date lows in late May, and credit spreads have continued to narrow. Municipal relative yield ratios have also continued to trend toward more normal ranges as Treasury yields have risen.

Municipals provided strong positive returns in the third quarter of 2009. Lower rated and longer maturity bonds provided the best returns, while intermediate maturity bonds (i.e., ten years and less) were the weakest performing part of the municipal yield curve. In addition, longer duration tax-exempt bonds have benefitted from a more limited available supply because of the issuance of taxable municipal issues under the Build America Bonds program, which will continue through 2010.

Going forward, we expect modest further narrowing of yield spreads for lesser rated municipals and stable short-term interest rates until the second half of 2010. Longer-intermediate maturity and lower rated bonds with stable credit outlooks continue to offer attractive yields. Fiscal stresses will likely continue to affect volatility in the near term, as well as bursts of heavy supply. Our strategy remains focused on finding opportunities to increase portfolio yields in sectors and securities with relatively stable longer term credit outlooks while employing diversification as a key factor in managing risk.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit Large Cap Growth Fund

(SNIGX)

Inception 9/2/82

Portfolio Managers
Roger J. Sit
Ronald D. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
9/30/09: $36.50 Per Share

Total Net Assets
$409.4 Million

Weighted Avg. Mkt. Cap
$66.1 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Average Annual Total Returns (%)*			
3 Month**	12.59%	13.97%	16.07%
6 Month**	27.22	32.57	35.22
1 Year	-4.33	-1.85	-6.14
5 Year	3.71	1.86	1.49
10 Year	-1.61	-2.56	0.41
Inception***	9.51	10.12	11.21
Cumulative Total Returns (%)*			
1 Year	-4.33%	-1.85%	-6.14%
5 Year	19.98	9.67	7.67
10 Year	-14.94	-22.80	4.17
Inception***	1072.27	1263.13	1680.61

**As of 9/30/09*
***Not Annualized*
****On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.*

Portfolio Structure by Sector
(% of Total Net Assets)



Electronic Technology 15.7
Finance 11.3
Health Technology 9.7
Consumer Non-Durables 9.4
Energy Minerals 8.3
Technology Services 8.1
Producer Manufacturing 7.2
Retail Trade 6.9
Sectors Less than 5% 20.8
Cash and Other Net Assets 2.6

Top Five Stock Holdings

1. Cisco Systems, Inc.
2. Qualcomm, Inc.
3. Google, Inc.
4. IBM Corp.
5. Coca Cola Co.

Total Number of Holdings: 99

Sit Mid Cap Growth Fund

(NBNGX)

Inception 9/2/82

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Net Asset Value
9/30/09: $11.32 Per Share

Total Net Assets
$142.4 Million

Weighted Avg. Mkt. Cap
$11.2 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Average Annual Total Returns (%)*			
3 Month**	14.34%	17.58%	20.62%
6 Month**	36.88	41.89	45.71
1 Year	-5.11	-0.40	-3.55
5 Year	4.11	3.75	3.89
10 Year	0.49	2.18	6.05
Inception	11.48	N/A	N/A
Cumulative Total Returns (%)*			
1 Year	-5.11%	-0.40%	-3.55%
5 Year	22.33	20.23	20.99
10 Year	5.05	24.07	79.92
Inception	1801.72	N/A	N/A

**As of 9/30/09*
***Not Annualized*

Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.

Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology 13.9
Electronic Technology 12.5
Technology Services 11.7
Producer Manufacturing 9.4
Finance 9.0
Process Industries 7.9
Sectors Less than 6% 33.8
Cash and Other Net Assets 1.8

Top Five Stock Holdings

1. Activision Blizzard, Inc.
2. Celgene Corp.
3. Cognizant Tech Solutions Corp.
4. Gilead Sciences, Inc.
5. Southwestern Energy Co.

Total Number of Holdings: 100

Sit Small Cap Growth Fund

(SSMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
9/30/09: $29.67 Per Share

Total Net Assets
$66.0 Million

Weighted Avg. Mkt. Cap
$2.9 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Average Annual Total Returns (%)*			
3 Month**	14.60%	15.95%	19.28%
6 Month**	37.17	43.06	43.95
1 Year	-6.84	-6.32	-9.55
5 Year	4.56	2.91	2.42
10 Year	3.98	1.10	4.88
Inception	9.53	5.19	7.64
Cumulative Total Returns (%)*			
1 Year	-6.84%	-6.32%	-9.55%
5 Year	24.98	15.41	12.67
10 Year	47.80	11.54	61.07
Inception	301.33	116.52	207.80

**As of 9/30/09*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)


Health Technology
19.2
Technology Services
15.3
Electronic Technology
13.2
Producer Manufacturing
7.1
Finance
6.3
Industrial Services
5.6
Sectors Less than 5%
31.2
Cash and Other Net Assets
2.1

Top Five Stock Holdings

1. Informatica Corp.
2. NuVasive, Inc.
3. ANSYS, Inc.
4. Ciena Corp.
5. Tupperware Brands Corp.

Total Number of Holdings: 98

Sit Dividend Growth Fund

Class I (SDVGX)
Class S (SDVSX)
Inception 12/31/03

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

	Class I	Class S
Net Asset Value Per Share 9/30/09:	$10.81	$10.78
Total Net Assets (Million)	$32.1	$23.8
Weighted Avg. Mkt Cap	$58.7 Billion	

Total Returns (%)

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	13.20%	29.54%	-4.31%	-0.14%	5.56%	5.35%
S&P 500 Index	15.61	34.02	-6.91	-5.43	1.02	1.14
Class S	13.05	29.36	-4.53	-0.43	N/A	1.07
S&P 500 Index	15.61	34.02	-6.91	-5.43	N/A	-3.56
Cumulative Total Returns (%)*						
Class I	13.20%	29.54%	-4.31%	-0.43%	31.10	34.98%
S&P 500 Index	15.61	34.02	-6.91	-15.43	5.18	6.77
Class S	13.05	29.36	-4.53	-1.28	N/A	3.78
S&P 500 Index	15.61	34.02	-6.91	-15.43	N/A	-11.93

**As of 9/30/09*
***Not Annualized*
****Class I inception 12/31/03; Class S inception 3/31/06.*

Portfolio Structure by Sector
(% of Total Net Assets)


Finance
16.1
Health Technology
11.3
Consumer Non-Durables
10.2
Electronic Technology
9.6
Energy Minerals
9.4
Producer Manufacturing
8.3
Sectors Less than 5%
32.2
Cash and Other Net Assets
2.9

Top Five Stock Holdings

1. IBM Corp.
2. Johnson & Johnson
3. Verizon Communications, Inc.
4. Chevron Corp.
5. J.P. Morgan Chase & Co.

Total Number of Holdings: 99

Sit Global Dividend Growth Fund

Class I (GDGIX)
Class S (GDGSX)
Inception 9/30/08

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Ray Sit, CFA
Tasha Murdoff, CFA
Michael J. Stellmacher, CFA

		Class I	Class S
Net Asset Value Per Share	9/30/09:	$11.06	$11.05
Total Net Assets (Million)		$2.7	$0.9
Weighted Avg. Mkt Cap		$67.5	Billion

Total Returns (%)

	3 Month**	6 Month**	1 Year	Since Inception
Average Annual Total Returns (%)*				
Class I	14.67%	33.36%	12.30%	12.30%
Class S	14.54	33.29	12.04	12.04
Composite Index***	17.15	40.23	-2.86	-2.86
S&P 500 Index	15.61	34.02	-6.91	-6.91
MSCI EAFE Index	19.47	49.85	3.23	3.23
Cumulative Total Returns (%)*				
Class I	14.67%	33.36%	12.30%	12.30%
Class S	14.54	33.29	12.04	12.04
Composite Index***	17.15	40.23	-2.86	-2.86
S&P 500 Index	15.61	34.02	-6.91	-6.91
MSCI EAFE Index	19.47	49.85	3.23	3.23

**As of 9/30/09*
***Not Annualized*
*** Composite Index comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 19.9
Energy Minerals 9.3
Health Technology 9.2
Consumer Non-Durables 8.8
Electronic Technology 8.2
Producer Manufacturing 7.6
Sectors Less than 6% 34.3
Cash and Other Net Assets 2.7

Top Five Stock Holdings

1. IBM Corp.
2. Verizon Communications, Inc.
3. BHP Billiton, A.D.R.
4. Rio Tinto, A.D.R.
5. Occidental Petroleum Corp.

Total Number of Holdings: 100

Sit International Growth Fund

(SNGRX)
Inception 11/1/91

Portfolio Managers
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Net Asset Value
9/30/09: $12.86 Per Share

Total Net Assets
$24.3 Million

Weighted Avg. Mkt. Cap
$54.1 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Average Annual Total Returns (%)*			
3 Month**	17.98%	16.78%	19.47%
6 Month**	45.81	41.81	49.85
1 Year	-6.15	-0.78	3.23
5 Year	3.91	5.75	6.07
10 Year	-3.07	0.56	2.55
Inception	3.49	3.36	5.31
Cumulative Total Returns (%)*			
1 Year	-6.15%	-0.78%	3.23%
5 Year	21.16	32.23	34.28
10 Year	-26.77	5.74	28.67
Inception	85.00	80.73	153.02

**As of 9/30/09*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 20.7
Consumer Non-Durables 12.0
Producer Manufacturing 9.1
Energy Minerals 6.7
Electronic Technology 6.6
Health Technology 6.6
Non-Energy Minerals 6.6
Communications 6.0
Sectors Less than 5% 24.8
Cash and Other Net Assets 0.9

Portfolio Structure by Region



Europe 55.5 63.1
Asia 34.7 36.9
Other 8.9 0.0
Cash & Other Net Assets 0.9 0.0
Sit Int'l Growth Fund
MSCI EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Telefonica, S.A.
3. Nestle, S.A.
4. Veolia Environment
5. Reckit Benckiser, p.l.c

Total Number of Holdings: 99

Sit Developing Markets Growth Fund

(SDMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Raymond E. Sit

Net Asset Value
9/30/09: $19.44 Per Share

Total Net Assets
$15.0 Million

Weighted Avg. Mkt. Cap
$35.2 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Average Annual Total Returns (%)*			
3 Month**	20.52%	20.06%	19.73%
6 Month**	60.26	60.37	57.77
1 Year	9.74	16.16	13.31
5 Year	14.82	14.51	13.00
10 Year	8.30	8.86	7.54
Inception	5.11	4.32	N/A
Cumulative Total Returns (%)*			
1 Year	9.74%	16.16%	13.31%
5 Year	99.60	96.93	84.23
10 Year	121.94	133.73	106.87
Inception	113.95	90.75	N/A

**As of 9/30/09*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 15.7
Energy Minerals 13.4
Non-Energy Minerals 13.3
Electronic Technology 11.6
Communications 9.5
Consumer Non-Durables 6.6
Sectors Less than 6% 28.4
Cash and Other Net Assets 1.5

Portfolio Structure by Region



Asia 58.6 56.8
Latin America 23.8 22.6
Europe 8.1 10.0
Africa/Middle East 8.0 10.6
Cash and Other Net Assets 1.5 0.0
Sit Dev. Mkts. Growth Fund
MSCI Emerging Markets Index

Top Five Stock Holdings

1. Petrobras
2. Samsung Electronics
3. Companhia Vale do Rio Doce
4. BHP Billiton, A.D.R.
5. China Life Insurance Co., A.D.R.

Total Number of Holdings: 86

Sit Balanced Fund

(SIBAX)

Inception 12/31/93

Portfolio Managers
Roger J. Sit
Bryce A. Doty, CFA
John M. Bernstein

Net Asset Value
9/30/09: $14.35 Per Share

Total Net Assets
$11.4 Million

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Barclays Capital Aggregate Bond Index
Average Annual Total Returns (%)*			
3 Month**	11.54%	15.61%	3.74%
6 Month**	22.90	34.02	5.59
1 Year	0.04	-6.91	10.56
5 Year	3.35	1.02	5.13
10 Year	1.19	-0.15	6.30
Inception	5.99	7.33	6.24
Cumulative Total Returns (%)*			
1 Year	0.04%	-6.91%	10.56%
5 Year	17.93	5.18	28.39
10 Year	12.52	-1.53	84.15
Inception	150.02	204.93	159.76

**As of 9/30/09*
***Not Annualized*

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets 4.4%
Bonds 34.9%
Equities 60.7%

Top Five Stock Holdings

1. Google, Inc.
2. IBM Corp.
3. Qualcomm, Inc.
4. Cisco Systems, Inc.
5. McDonald's Corp.

Total Number of Holdings: 176

Sit U.S. Government Securities Fund
(SNGVX)

Inception 6/2/87

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Net Asset Value
9/30/09: $11.05 Per Share

Total Net Assets: $496.3 Million
30-Day SEC Yield: 4.76%
12-Month Distribution Rate: 4.78%
Average Maturity: 21.8 Years
Effective Duration: 1.9 Years[1]

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Barclays Cap. Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Average Annual Total Returns (%)*			
3 Month**	2.51%	1.63%	3.34%
6 Month**	4.33	0.17	N/A
1 Year	7.81	6.26	8.51
5 Year	5.14	4.88	4.57
10 Year	5.35	5.69	5.47
Inception	6.63	6.78	6.31
Cumulative Total Returns (%)*			
1 Year	7.81%	6.26%	8.51%
5 Year	28.50	26.87	25.04
10 Year	68.40	73.93	70.28
Inception	319.97	332.95	292.68

*As of 9/30/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



FNMA Pass-Through 33.3
Collateralized Mortgage Obligations 31.4
FHLMC Pass-Through 16.6
GNMA Pass-Through 14.9
Sectors less than 1% 0.8
Cash & Other Net Assets 3.0

Estimated Average Life Profile



3.0%
93.7%
3.0%
0.0%
0.3%
0 - 1 Years
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

[1] Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund
(SNTIX)

Inception 9/29/88

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
9/30/09: $8.96 Per Share

Total Net Assets: $159.5 Million
30-Day SEC Yield: 5.44%
Tax Equivalent Yield: 8.37%[1]
12-Month Distribution Rate: 5.21%
Average Maturity: 14.8 Years
Duration to Est. Avg. Life: 5.5 Years[2]
Implied Duration: 7.1 Years[2]

Total Returns (%)

	Sit Tax-Free Income Fund	Barclays Cap. 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	9.71%	3.75%	9.46%
6 Month**	15.88	4.53	N/A
1 Year	9.12	11.01	14.73
5 Year	2.36	4.55	4.03
10 Year	3.58	5.18	5.04
Inception	5.31	5.89	6.06
Cumulative Total Returns (%)*			
1 Year	9.12%	11.01%	14.73%
5 Year	12.38	24.93	21.85
10 Year	42.20	65.75	63.44
Inception	196.59	232.86	244.40

*As of 9/30/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care 18.0
Other Revenue 15.9
Multifamily Mortgage Revenue 12.8
Education/Student Loan 10.4
Single Family Mortgage 8.4
Mutual Funds 7.2
Sectors less than 6% 21.5
Cash & Other Net Assets 5.8

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities	
AAA	0.0%
AA	0.3
A	2.8
BBB	5.5
BB	16.5
<BB	5.3
Total	30.4%



Other Assets & Liabilities 5.8%
AAA 9.6%
AA 9.4%
A 15.3%
BBB 22.8%
Less Than BBB 6.7%
Not Rated 30.4%

[1] For individuals in the 35% federal tax bracket.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund

(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
9/30/09: $9.89 Per Share

Total Net Assets: $273.3 Million
30-Day SEC Yield: 4.77%
Tax Equivalent Yield: 7.96%(1)
12-Month Distribution Rate: 4.89%
Average Maturity: 14.6 Years
Duration to Est. Avg. Life: 4.9 Years(2)
Implied Duration: 7.1 Years(2)

Total Returns (%)

	Sit MN Tax-Free Income Fund	Barclays Cap. 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	8.51%	3.75%	6.85%
6 Month**	12.87	4.53	N/A
1 Year	11.89	11.01	13.33
5 Year	3.97	4.55	4.08
10 Year	4.51	5.18	4.95
Inception	4.88	5.08	4.78
Cumulative Total Returns (%)*			
1 Year	11.89%	11.01%	13.33%
5 Year	21.51	24.93	22.15
10 Year	55.39	65.75	62.07
Inception	112.67	119.07	109.55

*As of 9/30/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care 24.8
Multifamily Mortgage Revenue 18.3
Single Family Mortgage 13.1
Education/Student Loan 10.8
Other Revenue 10.1
Sectors less than 6.0% 20.6
Cash & Other Net Assets 2.3

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.5
A	7.5
BBB	17.2
BB	11.2
<BB	0.3
Total	36.7%



Other Assets & Liabilities 2.3%
AAA 8.5%
AA 17.9%
A 16.7%
BBB 16.2%
Less Than BBB 1.7%
Not Rated 36.7%

(1) For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.
(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Mutual Funds Pay No Capital Gains in 2009

Sit Mutual Funds do not have to pay out capital gains for tax year 2009. Portfolio Managers realized losses on select securities during the market downturn, which were sufficient to offset capital gains realized on others. Therefore, no short- or long-term capital gains have to be paid out by the Funds. Please remember that if you sold any shares of a Sit Fund outside of an IRA or other tax-deferred accounts, you may have a capital gain or loss on that transaction.

New Mailing Date For Tax Forms

Due to a change in IRS regulations, tax forms will now be mailed by February 15, 2010. There are two exceptions: 1099R and 1099Q forms will be mailed to shareholders by January 31, 2010.

Please call an Investor Services Representative at 800-332-5580 if you have any questions.

2009 Year-End Distributions

Sit Mutual Fund	Amount Per Share	Type of Distribution	Capital Gain Estimate
Mid Cap Growth	$0.00		$0.00
Small Cap Growth	$0.00		$0.00
Balanced	$0.04 - $0.06	Income	$0.00
Dividend Growth I and S Classes	$0.04 - $0.06	Income	$0.00
Large Cap Growth	$0.00 - $0.50	Income	$0.00
International Growth	$0.00 - $0.50	Income	$0.00
Developing Markets Growth	$0.00 - $0.50	Income	$0.00
Global Dividend Growth I and S Classes	$0.04 - $0.06	Income	$0.00
U.S. Government Securities	$0.00		$0.00
Tax-Free Income	$0.00		$0.00
Minnesota Tax-Free Income	$0.00		$0.00

Shareholder Information

View Statements Online

View your statements anytime on our website, www.sitfunds.com, by accessing your account (click on blue "Account Access" button) and then clicking on "Statements & Reports." If you don't have a login ID and password, click on blue "Account Access" button, then click on "Click Here To Enroll For Online Account Services" and follow instructions. If you have questions, please call an Investor Services Representative at 800-332-5580.

Speaker Comments (continued from page one)

interests requiring attention. As soon as the stimulus bill became law, Congress' attention was diverted by healthcare reform, promoted by the President who is committed to carrying out his campaign promise. Frenzel believes they will pass some form of a healthcare bill. These two issues have made it difficult for other things to move forward in the legislative chambers. At the end of the 2009 fiscal year on September 30th, only one of 13 appropriation bills that should have been available for the new fiscal year passed. Legislative appropriations received a fair amount of work, and the defense bill has moved along pretty well. The remaining measures are lagging and the government is operating under a "continuing resolution" that provides funding at a slight increase, until new bills are passed. Re-regulation of the financial system, which is a high priority for the Administration, is also languishing. The primary problem is that reform is complicated and difficult. Those who are being regulated don't like it, and they have a very powerful voice in Washington. There are many differing opinions on this issue and it is moving along very slowly. Another one of the Administration's signature policies, the Cap and Trade Energy Bill, has passed the House in one form, but is foundering in the Senate.

The Administration, like its predecessors, is starting very slowly and has had trouble getting organized. It's very difficult to appoint three to five thousand policy makers to run the administration of the United States. The supposedly friendly Senate has not been cooperative.

The President faces major problems in foreign policy, particularly from Iran, North Korea and China, including pressure from the Speaker of the House on Afghanistan. Hanging over all of this is the fiscal crisis. There will be additional stimulus, including an extension of some of the safety-net programs – unemployment compensation, food stamps, and some real estate incentives.

President Obama remains popular, but his policies don't enjoy the same level of approval. There is a swing away from Democrats, but not necessarily toward Republicans. The ABC poll of September indicated the largest number of Independents (43%) ever recorded on their poll. There is a discontent with government evidenced by the tea party and town meetings. There are as many tea party candidates filing against Republicans as Democrats. If you poll the people on who they want to be in charge of Congress, you'll find the Republican line moving up above 2% of the Democrat line, which has exceeded Republicans over the last five years. Republicans should win seats in the House, but not enough to gain control. Republicans are not in great shape in the Senate because they have seats to fill due to retirements. It's too early to speculate on the 2012 presidential election, but Republicans don't have an outstanding candidate for the office.

Sit Investment Associates Chairman Roger Sit spoke about the investment outlook and equity strategy. Sit Fixed-Income President Michael Brilley covered the Sit fixed-income strategy. See pages two and three of this newsletter for a discussion of our outlook and strategies.

Social Security COLA is Flat

Every year since 1975, Social Security recipients have received a cost of living adjustment (COLA). Due to last year's spike in oil prices, the 2009 increase of 5.8% was the largest in more than 25 years. But in 2010, there will be no increase. Why not? Social Security benefits are adjusted each year based on the increase in the Consumer Price Index (CPI), the nation's official measure of the cost of living. But since the CPI has actually fallen, there will be no COLA next year.

At press time, President Obama announced that he would like to send Social Security recipients a one-time check for $250 (equivalent to a 2% increase) at a total cost of $13 billion. Although he did not say from where the funds would be obtained, leaders from both political parties expressed support for the idea.

If you were hoping to contribute more money to your retirement plan in 2010, you'll have to wait another year. Recently, the IRS released the 2010 retirement plan contribution limits and they did not change. See the table below.

2009 and 2010 Contribution Limits		
	Under age 50	50 or over
Traditional & Roth IRA	$5,000	$6,000
401(k)	$16,500	$22,000
SIMPLE IRA	$11,500	$14,000
SEP IRA	The lesser of 25% of income or $49,000	

Required Minimum Distributions Optional in 2009

To lessen the negative impact of the 2008 market downturn, a law passed last year making required minimum distributions (RMDs) from IRAs optional in 2009. Since the IRS has said consistently that RMDs cannot be rolled over (i.e., put back into an IRA to avoid paying taxes), investors have been asking if they are allowed to roll over the amount of their RMD since this year's distribution was not required. On September 24th, the IRS provided an answer to that question.

In short, the IRS is waiving the standard 60-day rollover deadline to allow an IRA owner to undo their 2009 RMD, regardless of when the distribution occurred. The amount of the RMD must be rolled over within 60 days after receiving the distribution or by November 30, 2009, whichever is later. For example, if an investor received an RMD in April this year, the amount of the RMD may be rolled over by November 30, 2009.

The relief does not apply to Beneficiary IRA distributions. If you have questions on the suspension of RMDs, please call us at 1-800-332-5580 or drop us a note at info@sitinvest.com.

Roth IRA Conversions in 2010 *by Steve Benjamin, CEBS, CRPC*

"Anyone may so arrange his affairs that his taxes shall be as low as possible; he is not bound to choose that pattern which will best pay the Treasury; there is not even a patriotic duty to increase one's taxes."
- Federal Court Judge in Gregory v. Helvering (1934)

It's been 35 years since the Employee Retirement Income Security Act created the Individual Retirement Account (IRA) and today, more than 40 million households own an estimated $3.6 trillion in IRA assets. The following is a general overview of how Traditional and Roth IRAs operate along with significant changes scheduled for 2010.

If you have employment income and are under 70½ years old, you can contribute to a Traditional IRA. Contributions grow tax-deferred and you may be eligible to take a tax deduction for your contribution. Whether or not you can claim the deduction depends upon your annual income, tax filing status and whether you were covered by a company-maintained retirement plan during the tax year. In addition, after leaving your employer, you can move your retirement plan assets to a Traditional IRA. But regardless of how you fund a Traditional IRA, taxes are postponed until you withdraw your funds at a later date. Upon reaching age 70½, the IRS requires that you begin to withdraw a portion of your account and pay the applicable taxes each year. (Congress suspended these mandatory distributions for 2009, ostensibly to give investors' IRAs a chance to recover after the market's fall last year.)

The Roth IRA operates differently. Anyone with employment income, regardless of age, can contribute. Contributions are not deductible, grow tax-free and withdrawals are tax-free if you're at least 59½ years old and your account has been open for five tax years or more. While the tax-deferral feature of a Traditional IRA is attractive, many Americans find the possibility of taking tax-free withdrawals from a Roth IRA in retirement even more compelling. And unless you've inherited a Roth IRA, distributions are not required, regardless of your age. Unfortunately, if your annual income is too high, you cannot contribute to a Roth IRA. In 2009, the income cutoff is $120,000 for single tax filers and $176,000 for married couples filing jointly.

If you don't have the cash to make a Roth IRA contribution, consider moving part or all of your Traditional IRA assets to a Roth IRA. By converting your Traditional IRA to a Roth IRA, you'll pay taxes on the converted amount now (fortunately, the 10% early withdrawal penalty tax doesn't apply) and set yourself up for tax-free withdrawals down the road. For example, if you convert $10,000 and are in the 15% federal tax bracket, you'll owe $1,500 in taxes (plus state taxes where applicable). If your $10,000 doubles by the time you retire, you'll have $20,000 to withdraw - tax-free. But to the vexation of many Americans, those whose income exceeds $100,000 are not allowed to convert. But that will change next year.

Beginning in 2010, no matter how much or little your income is, you can convert part or all of your Traditional IRA to a Roth IRA. What's more, if you convert in 2010, you can postpone paying taxes on the conversion. To ease the pain of a potentially large tax bill, Uncle Sam will let you report half of the conversion income when you file your 2011 taxes and the other half with your 2012 taxes. If you prefer, you can include the full amount of the conversion on your 2010 tax return.

For example, assume your sole Traditional IRA is worth $80,000 and is made up entirely of deductible contributions and earnings. If you convert it to a Roth IRA in 2010, you can report $40,000 as income in 2011 and the other $40,000 as income in 2012. What's the downside? No one knows what tax rates will be in 2011 and 2012. For this reason, you may prefer to report the entire $80,000 conversion amount on your 2010 tax return.

On a conversion, you won't owe taxes on any of your nondeductible contributions. But if you own more than one IRA, be sure to calculate the taxes on your conversion carefully because IRS pro-rata rules come into play. Simply put, the IRS requires that you divide the total of your nondeductible contributions by the total of your IRA balances to arrive at the percentage of your conversion amount that is tax-free. For more information, see IRS Publication 590 at www.irs.gov or call us at 1-800-332-5580.

Roth IRA Conversions

2009	- Modified adjusted gross income - whether a single or joint tax filer - must be $100,000 or less.
	- Pay taxes with your 2009 tax return.
	- Married couples must file a joint return.
2010	- No income limits.
	- Pay taxes with your 2010 tax return or pay half each with 2011 and 2012 returns.
	- Married couples can file their taxes jointly or separately.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,

Annual Shareholder Meeting • 2009 Year-End Distributions • Investment Outlook and Strategy • Third Quarter 2009 Performance Summary • 2009 Capital Gains • Roth IRA Conversions in 2010 • Investment Seminars

2010 INVESTMENT SEMINARS

You and your guests are invited to attend any of the investment seminars we're offering in 2010. Each seminar will be held at both of the following locations and scheduled dates. Check with Steve Benjamin for current times and dates remaining open. Breakfast will be served at the morning seminars and lunch at the mid-day sessions.

AM Session 7:30 - 8:30 a.m.	PM Session 12:00 - 1:00 p.m.
Edina Country Club 5100 Wooddale Avenue Edina, Minnesota	Sit Mutual Funds Offices 3300 IDS Center, 80 South Eighth Street Minneapolis, Minnesota

February 23, 2010 — **INVESTING IN UNCERTAIN TIMES**
The financial markets have seen a tremendous amount of change in the past few years. Now we read about something called the "New Normal." What does this mean? Attend this seminar to learn how this new environment may impact our future as investors and consumers.

March 23, 2010 — **GET YOUR FINANCIAL WORLD ORGANIZED (AND STOP WORRYING)**
Are you losing sleep over how the markets are performing? Are you uncertain about what to do — if anything — with your investment portfolio? Then attend this seminar to learn some new strategies for gaining control over your finances, so they don't control you!

April 29, 2010 — **MONEY, VALUES AND YOUR CHILDREN (AND GRANDCHILDREN)**
Do you have a loved one who thinks that an "I Bond" is an accessory for their iPod? Attend this seminar to gain some ideas and insights into how you can help the younger members of your family handle their money responsibly in today's materialistic world.

Contact Steve Benjamin to reserve your place.
612-359-2554/800-332-5580, ext. 554 or spb@sitinvest.com

NOTE: When demand is great, we will add additional seminar dates. Please check www.sitfunds.com or call Steve Benjamin for up-to-date seminar offerings.